UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 18 November, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
16 DECEMBER 2005

REVIEW OF THE REMUNERATION REPORT

Prior to the vote being taken at its Annual General Meeting the Chairman of Novogen Limited announced that a review would be undertaken to ascertain the reasons why those who had voted by proxy against the non binding resolution to adopt the Remuneration Report had done so.

From this information it would be possible for the Remuneration
Committee of the Company to consider any reasonable changes to the Report on an ongoing basis.

The result of the investigation todate which included a letter to all shareholders seeking feedback is as follows:

1. the stock holder representing about 98 percent of the proxy vote against the resolution advised the Company that the vote was made in error by its third party independent proxy
voting agent.   The stock holder's intention was to vote for
the resolution, and has apologised to the Company for the confusion caused; and
2. there have been no comments received from any shareholders represented by the approximately 2% of the residual proxy votes recorded against the Resolution to adopt the Remuneration Report.

The Company received six other replies from shareholders who voted yes or abstained or did not vote and whose comments were considered. The Remuneration Committee has reviewed and reconsidered the Report and considers that the Report remains appropriate for the Company. This is particularly so given that the executive and non-executive director remuneration, which has been assessed by reference to relevant employment market conditions necessary to retain a high quality management team, is around the average for similar sized companies, and contains no additional payments or unusual benefits.


CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088